UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PARTNERRE LTD.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

G6852T105

(CUSIP Number)

David Wermuth, Esq.

Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6852T105

1.	Name of Reporting Person Trident III, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,022,962

	8.	Shared Voting Power 757,232

	9.	Sole Dispositive Power 4,022,962

	10.	Shared Dispositive Power 757,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,780,194

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.1%*

14.	Type of Reporting Person PN

*	The calculation of the foregoing percentage is based on 78,301,000 shares of Common Stock of the Issuer outstanding as of October 2, 2009.

CUSIP No. G6852T105

1.	Name of Reporting Person Trident III Professionals Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 97,701

	8.	Shared Voting Power 757,232

	9.	Sole Dispositive Power 97,701

	10.	Shared Dispositive Power 757,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 854,933

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%*

14.	Type of Reporting Person PN

*	The calculation of the foregoing percentage is based on 78,301,000 shares of Common Stock of the Issuer outstanding as of October 2, 2009.

CUSIP No. G6852T105

1.	Name of Reporting Person Trident Capital III, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,022,962

	8.	Shared Voting Power 757,232

	9.	Sole Dispositive Power 4,022,962

	10.	Shared Dispositive Power 757,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,780,194

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.1%*

14.	Type of Reporting Person PN

*	The calculation of the foregoing percentage is based on 78,301,000 shares of Common Stock of the Issuer outstanding as of October 2, 2009.

CUSIP No. G6852T105

1.	Name of Reporting Person Stone Point GP Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 97,701

	8.	Shared Voting Power 757,232

	9.	Sole Dispositive Power 97,701

	10.	Shared Dispositive Power 757,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 854,933

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%*

14.	Type of Reporting Person PN

*	The calculation of the foregoing percentage is based on 78,301,000 shares of Common Stock of the Issuer outstanding as of October 2, 2009.

CUSIP No. G6852T105

1.	Name of Reporting Person Stone Point Capital LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,120,663

	8.	Shared Voting Power 757,232

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,877,895

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%*

14.	Type of Reporting Person PN

*	The calculation of the foregoing percentage is based on 78,301,000 shares of Common Stock of the Issuer outstanding as of October 2, 2009.

Item 1.                       Security and Issuer

This Schedule 13D relates to the common shares, par value $1.00 per share (the “Common Stock”), of PartnerRe Ltd., a Bermuda exempted company (the “Issuer”), having its principal executive offices at 90 Pitts Bay Road, Pembroke, Bermuda HM08.

Item 2.                       Identity and Background

This Schedule 13D is filed jointly on behalf of Stone Point Capital LLC (“Stone Point”), Trident Capital III, L.P. (“Trident GP”), Stone Point GP Ltd. (“Trident PF GP”), Trident III, L.P. (“Trident III.”), Trident III Professionals Fund, L.P. (“Trident III PF” and, together with Trident III, the “Stone Point Partnerships” and, together with Stone Point, Trident GP and Trident PF GP, the “Reporting Persons”).

The sole general partner of Trident III is Trident GP.  As the general partner of Trident III, Trident GP may be deemed to have voting and investment power with respect to securities of the Issuer that are held by Trident III.  The general partners of Trident GP are four single member limited liability companies that are owned by individuals who are also members of Stone Point (James D. Carey, Charles A. Davis, Meryl D. Hartzband and David Wermuth).  The Investment Committee of Trident GP consists of James D. Carey, Charles A. Davis, Stephen Friedman and Meryl D. Hartzband.

The sole general partner of Trident III PF is Trident PF GP.  As the general partner of Trident III PF, Trident PF GP may be deemed to have voting and investment power with respect to securities of the Issuer that are held by Trident III PF.  The directors of Trident PF GP are Messrs. Carey, Davis and Wermuth and Ms. Hartzband.

Trident III PF co-invests with Trident III.  The manager of Trident III and Trident III PF is Stone Point, and the members of Stone Point are James D. Carey, Charles A. Davis, Stephen Friedman, Meryl D. Hartzband, David Wermuth and Nicolas D. Zerbib.  In its role as manager of Trident III and Trident III PF, Stone Point has authority delegated to it by Trident GP and Trident PF GP to exercise voting rights with respect to securities of the Issuer that are held by Trident III, Trident III PF and Procific (as discussed in Item 5), respectively, but does not have any power with respect to the disposition of securities of the Issuer that are held by Trident III or Trident III PF.  For any portfolio investment where Trident III controls 10% or more of the voting power of such portfolio company, Stone Point does not have discretion to exercise voting rights on behalf of Trident III without first receiving direction from the Investment Committee of Trident GP or a majority of the general partners of Trident GP.

Stone Point is a Delaware limited liability company and its principal business is serving as the manager of private equity funds, including Trident III and Trident III PF.  Trident GP is a Cayman Islands limited partnership whose principal business is serving as the sole general partner of Trident III.  Trident PF GP is a Cayman Islands limited company whose principal business is serving as the sole general partner of Trident III PF.  Each of the Stone Point Partnerships is a Cayman Islands limited partnership whose principal business is investing in securities of companies operating in the financial services industry.  The registered office of each of the Stone Point Partnerships is c/o Walkers Corporate Services Limited, Walker House, 87

Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands.  The registered office of Stone Point is 20 Horseneck Lane, Greenwich, CT 06830.

Current information concerning the identity and background of each member of Stone Point, each general partner of Trident GP, each member of the Investment Committee of Trident GP and each director of Trident PF GP is set forth in Schedule I hereto, which is incorporated herein by reference in response to this Item 2.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                       Source and Amount of Funds or Other Consideration

The information set forth or incorporated by reference in Items 2, 4, 5 and 6 is hereby incorporated herein by reference.

Pursuant to the Securities Purchase Agreement (as defined in Item 6 hereof), the Issuer purchased all of the common bearer shares and warrants of PARIS RE (as defined in Item 6 hereof) held by the Stone Point Partnerships on October 2, 2009 in exchange for the shares of Common Stock of the Issuer reported herein as held by the Stone Point Partnerships.

Pursuant to a securities purchase agreement dated as of July 17, 2009, among the Issuer and Procific, the Issuer purchased all of the common bearer shares of PARIS RE held by Procific on October 2, 2009 in exchange for the shares of Common Stock of the Issuer reported herein as held by Procific.

The information set forth in response to this Item 3 is qualified in its entirety by reference to the Securities Purchase Agreement (which is attached hereto as Exhibits B, C and D and is incorporated herein by reference thereto).

Item 4.                       Purpose of Transaction

The information set forth or incorporated by reference in Items 2, 3, 5 and 6 is hereby incorporated herein by reference thereto.

Each of the Stone Point Partnerships acquired the shares of Common Stock beneficially owned by it for investment purposes.

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of Common Stock or any securities exercisable for or convertible into Common Stock, each Reporting Person, consistent with its investment purpose and with the Investor Agreement and the Registration Rights Agreement (each as defined in Item 6 hereof), at any time and from time to time may directly or indirectly acquire additional shares of Common Stock or its associated rights or securities exercisable for or convertible into Common Stock or dispose of any or all of its shares of Common Stock or its associated rights or securities exercisable for or convertible into Common Stock (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable) depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

In addition, in accordance with the Investor Agreement, each of the Stone Point Partnerships, solely in its capacity as a shareholder of the Issuer, each of Trident GP and Trident PF GP on behalf of the Stone Point Partnerships as their direct general partners, and Stone Point on behalf of the Stone Point Partnerships as their manager, may engage in communications with one or more other shareholders of the Issuer, one or more officers of Issuer and/or one or more members of the Board of Directors of Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations.  Each of the Reporting Persons, in such capacities, may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Securities Purchase Agreement, the Investor Agreement and the Registration Rights Agreement, each of which is attached hereto as Exhibit B, C, D, E and F, respectively, and is incorporated herein by reference thereto.

Item 5.                       Interest in Securities of the Issuer

The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference thereto.

(a), (b) The following disclosure assumes that there are 78,301,000 shares of Common Stock outstanding, which the Issuer indicated was the number of shares of Common Stock outstanding as of October 2, 2009.

Pursuant to the Procific Letter Agreement (as defined in Item 6), the Stone Point Partnerships and their affiliates may be deemed to have voting and dispositive power with respect to the 757,232 shares of Common Stock held by Procific.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  (i) Trident III may be deemed to beneficially own an aggregate of 4,780,194 shares of Common Stock (consisting of the 4,022,962 shares of Common Stock that it holds and the 757,232 shares of Common Stock held by Procific), representing approximately 6.1% of the Common Stock outstanding; (ii) Trident III PF may be deemed to beneficially own an aggregate of 854,933 shares of Common Stock (consisting of the 97,701 shares of Common Stock that it holds and the 757,232 shares of Common Stock held by Procific), representing approximately 1.1% of the Common Stock outstanding; (iii) in its capacity as sole general partner of Trident III, Trident GP may be deemed to beneficially own an aggregate of 4,780,194 shares of Common Stock (consisting of 4,022,962 shares of Common Stock held by Trident III and the 757,232 shares of Common Stock held by Procific), representing approximately 6.1% of the Common Stock outstanding; (iv) in its capacity as sole general partner of Trident III PF, Trident PF GP may be deemed to beneficially own an aggregate of 854,933 shares of Common Stock (consisting of 854,933 shares of Common Stock held by Trident III PF and the 757,232 shares of Common Stock held by Procific), representing approximately 1.1% of the Common Stock outstanding; and (v) in its capacity as the manager of Trident III and Trident III PF, Stone Point may be deemed to beneficially own an aggregate of 4,877,895 shares of Common Stock (consisting of 4,022,962 shares of Common Stock held by Trident III, 854,933 shares of Common Stock held by Trident III PF and the 757,232 shares of Common Stock held by Procific), representing approximately 6.2% of the Common Stock outstanding.

In its role as manager of Trident III and Trident III PF, Stone Point has authority delegated to it by Trident GP and Trident PF GP to exercise voting rights with respect to the aggregate of 4,877,895 shares of Common Stock that are held by Trident III, Trident III PF and Procific, but does not have any power with respect to disposition of such shares of Common Stock.

The investment decisions of Trident GP are made by the Investment Committee of Trident GP or by a majority of the general partners of Trident GP named in Item 2 of this Schedule 13D.  Each of the members of the Investment Committee and the general partners of Trident GP disclaims beneficial ownership of the shares of Common Stock that Trident GP may be deemed to beneficially own.

The investment decisions of Trident PF GP are made by the directors of Trident PF GP named in Item 2 of this Schedule 13D.  Each of the directors of Trident PF GP disclaims beneficial ownership of the shares of Common Stock that Trident PF GP may be deemed to beneficially own.

The investment decisions of Stone Point are made by the members of Stone Point named in Item 2 of this Schedule 13D.  Each of the members of Stone Point disclaims beneficial ownership of the shares of Common Stock that Stone Point may be deemed to beneficially own.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Stock during the past 60 days, except as disclosed herein.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated herein by reference thereto.

Securities Purchase Agreement dated as of July 4, 2009, among the Issuer, PARIS RE Holdings Limited and the sellers named therein

On July 4, 2009, the Issuer, PARIS RE Holdings Limited, a Swiss corporation (“PARIS RE”), the Stone Point Partnerships and certain investment entities affiliated with Hellman & Friedman LLC, Vestar Capital Partners, Inc., Crestview Partners, New Mountain Capital, LLC and Caisse de Dépôt et Placement du Québec, respectively (each set of investment entities affiliated with one another, including the Stone Point Partnerships, is referred to herein as a “SPA Seller”), entered into a securities purchase agreement pursuant to which the Issuer purchased on October 2, 2009 (the “SPA Purchase”) all of the PARIS RE common bearer shares and warrants held by the SPA Sellers. The SPA Sellers collectively owned approximately 57% of PARIS RE’s outstanding common bearer shares and certain of PARIS RE’s outstanding warrants.

Amendment No. 1 to the Securities Purchase Agreement dated as of July 17, 2009, among the Issuer, PartnerRe Holdings II Switzerland GmbH, PARIS RE and the sellers named therein.

On July 17, 2009, pursuant to Amendment No. 1 to the aforementioned Securities Purchase Agreement, the Issuer, PARIS RE and the SPA Sellers changed the currency of the promissory notes of the Issuer to be issued to the SPA Sellers by the Issuer in the SPA Purchase from U.S. Dollars to Swiss Francs.

Amendment No. 2 to the Securities Purchase Agreement dated as of September 28, 2009, among the Issuer, PartnerRe Holdings II Switzerland GmbH, PARIS RE and the sellers named therein.

On September 28, 2009, pursuant to Amendment No. 2 to the aforementioned Securities Purchase Agreement, as amended, the Issuer amended the maturity date of the promissory notes of the Issuer to be issued to the SPA Sellers by the Issuer in the SPA Purchase (as amended and in the form attached hereto as Exhibit G, the “SPA Seller Notes”).  The aforementioned Securities Purchase Agreement, as amended by Amendment No. 1 and Amendment No. 2, is referred to herein as the “Securities Purchase Agreement.” The SPA Seller Notes are due and payable in full at the earliest of (i) one day after the effective time of the Merger (as defined in the Transaction Agreement dated as of July 4, 2009, as amended by Amendment No. 1 thereto dated September 28, 2009, among the Issuer, PARIS RE and PartnerRe Holdings II Switzerland GMbH (as amended, the “Transaction Agreement”)), (ii) three months after the termination of the Transaction Agreement, (iii) one day after the Share Capital Repayment (as defined in the Transaction Agreement) is paid in full and (iv) five months after the closing of the SPA Purchase.

Investor Agreement dated as of October 2, 2009, among the Issuer and each of the Stone Point Partnerships

Pursuant to the Securities Purchase Agreement, at the closing of the SPA Purchase, each SPA Seller entered into an investor agreement with the Issuer.  The investor agreement among the Stone Point Partnerships and the Issuer dated October 2, 2009 (the “Investor Agreement”), subjects the Stone Point Partnerships to transfer restrictions, which provide that until the later to occur of (i) six months after the closing of the SPA Purchase and (ii) the earlier to occur of (A) three months after the effective time of the Merger and (B) May 31, 2010 (provided that if a Merger Failure Event (as defined in the Transaction Agreement) occurs, the reference to the effective time of the Merger, in clause (A) above, will be deemed to refer to January 1, 2010) (the “Lock-Up Period”), no Stone Point Partnership may transfer its Common Stock of the Issuer, except for transfers to affiliates or, after six months, in certain distributions in-kind.  Following the Lock-Up Period, each Stone Point Partnership generally may transfer Common Stock to third parties, except that, subject to certain exceptions, no such transfers may be made to any person who, to such Stone Point Partnership’s knowledge, (i) is a competitor of the Issuer, (ii) is another SPA Seller party to an investor agreement with the Issuer, or an affiliate of such person, (iii) has filed a Schedule 13D with respect to the Issuer’s equity securities or (iv) beneficially owns 5% or more of the Issuer’s total outstanding voting power.

The Investor Agreement also subjects the Stone Point Partnerships to certain “standstill” restrictions that generally restrict each Stone Point Partnership from, among other things, (i) acquiring beneficial ownership of more than 9.9% of the Issuer’s total outstanding voting power, (ii) seeking to effect a merger, tender offer or other extraordinary transaction involving the Issuer, (iii) soliciting proxies to vote or seek to influence any third party with respect to their voting of any Common Stock of the Issuer, (iv) facilitating or encouraging any third party to seek representation on the Issuer’s Board of Directors or (v) forming, joining or participating in a “group” as defined in Rule 13d-5 under the Exchange Act, including a group consisting of other SPA Sellers.  In addition, each Stone Point Partnership must notify the Issuer under certain circumstances upon being approached by any person requesting that such Stone Point Partnership join or act in concert with such person in taking any action prohibited by the standstill restrictions.

The Investor Agreement further provides that if at any time any Stone Point Partnership’s total voting power over Common Stock is in excess of the total voting power represented by the Common Stock acquired by such Stone Point Partnership at the closing of the SPA Purchase, the excess voting power must either be voted, in such Stone Point Partnership’s option, in accordance with the recommendation of the Issuer’s Board of Directors or in accordance with the votes made by the shareholders of the Issuer other than (i) the Stone Point Partnerships and (ii) SPA Sellers party to an investor agreement with the Issuer, and the affiliates of such SPA Sellers.

The Investor Agreement grants each Stone Point Partnership the right to attend quarterly meetings with the Issuer’s chief financial officer (or his or her deputy) and potentially one or more other members of the Issuer’s executive committee.  In addition, each Stone Point Partnership will be entitled to certain quarterly information rights, in which case such Stone

Point Partnership will be subject to the Issuer’s normal trading policy and black-out periods applicable to “designated insiders.”

Subject to certain exceptions, the Investor Agreement will terminate at such time that the aggregate voting power of all of the SPA Sellers is less than 10% of the Issuer’s total voting power or at such time that the aggregate voting power of the Stone Point Partnerships is less than 50% of the total voting power represented by the Common Stock acquired by the Stone Point Partnerships at the closing of the SPA Purchase.

Registration Rights Agreement dated as of October 2, 2009, among the Issuer and the Stone Point Partnerships

On October 2, 2009, the Issuer and the Stone Point Partnerships entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Issuer agreed to maintain an effective registration statement during a two-year period commencing at the expiration of the Lock-Up Period (which period may be extended under certain circumstances), permitting the Stone Point Partnerships to sell their Common Stock in underwritten offerings and non-underwritten sales, subject to certain limitations concerning the number and size of such offerings, at any time during such period subject to the Issuer’s customary trading black-out periods and the Issuer’s right to impose certain suspension periods.  Subject to certain terms and conditions, the Registration Rights Agreement provides for the Stone Point Partnerships to receive notification of requests by other SPA Sellers to sell securities in underwritten offerings under their respective registration rights agreements with the Issuer, and vice-versa.  The Registration Rights Agreement contains customary indemnification provisions.

Promissory Notes among each of the Stone Point Partnerships and the Issuer

On October 2, 2009, the Issuer issued a SPA Seller Note to each Stone Point Partnership in an amount equal to CHF 4.17 per PARIS RE common bearer share purchased by the Issuer in the SPA Purchase from such Stone Point Partnership.  The SPA Seller Notes will become due and payable in full at the earliest of (i) one day after the effective time of the Merger (as defined in the Transaction Agreement), (ii) three months after the termination of the Transaction Agreement, (iii) one day after the Share Capital Repayment (as defined in the Transaction Agreement) is paid in full and (iv) five months after the closing of the SPA Purchase.

Letter Agreement dated as of July 25, 2009, among PartnerRe Ltd., Procific and the Stone Point Partnerships

On July 25, 2009, the Issuer, Procific and the Stone Point Partnerships entered into a letter agreement (the “Procific Letter Agreement”) pursuant to which Procific granted voting and dispositive rights over the shares of Common Stock issued to Procific pursuant to the securities purchase agreement dated as of July 17, 2009, among the Issuer and Procific, to the Stone Point Partnerships and their affiliates.  The voting and dispositive power granted in the Procific Letter Agreement is subject to the implications of the Investor Agreement and the Registration Rights

Agreement. Such voting and dispositive rights may be terminated upon written notice from Procific to the Issuer, with a copy to the Stone Point Partnerships and their affiliates.

Letter Agreement dated as of September 28, 2009, among PartnerRe Ltd. and the Stone Point Partnerships

On September 28, 2009, the Issuer and the Stone Point Partnerships entered into a letter agreement (the “Letter Agreement”) pursuant to which the Issuer covenants that the Issuer shall prepay the principal amount plus interest due in full on each the promissory notes of the Issuer to be issued to one or more other sellers of PARIS RE common bearer shares pursuant to the terms of certain securities purchase agreements dated as of July 17, 2009 between the Issuer and each seller thereto no later than the maturity date of the SPA Seller Notes.  Each Stone Point Partnership agreed to reasonably cooperate with the Issuer and PARIS RE to ensure that the Requisite Merger Approval (as defined in the Transaction Agreement) be obtained as soon as possible after the date of the Letter Agreement.

Except as set forth herein, to the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The foregoing descriptions of the Securities Purchase Agreement, the Investor Agreement, the Registration Rights Agreement, the SPA Seller Notes, the Procific Letter Agreement and the Letter Agreement, each of which is attached hereto as Exhibits B, C, D, E, F, G, H and I, respectively, do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference thereto.

Item 7.                       Material to Be Filed as Exhibits

Exhibit	Description

A.	Joint Filing Agreement dated as of October 13, 2009 by and among the Reporting Persons.

B.

Securities Purchase Agreement dated as of July 4, 2009 among the Issuer, PARIS RE Holdings Limited and the sellers named therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on July 9, 2009).

C.

Amendment No. 1 to the Securities Purchase Agreement dated as of July 17, 2009 among the Issuer, PartnerRe Holdings II Switzerland GmbH, PARIS RE and the sellers named therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on July 22, 2009).

D.

Amendment No. 2 to the Securities Purchase Agreement dated as of September 28, 2009 among the Issuer, PartnerRe Holdings II Switzerland GmbH, PARIS RE and the sellers named therein (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on September 29, 2009).

E.	Investor Agreement dated as of October 2, 2009 among the Issuer and each of the Stone Point Partnerships.

F.	Registration Rights Agreement dated as of October 2, 2009 among the Issuer and each of the Stone Point Partnerships.

G.

Form of Promissory Note among each of the Stone Point Partnerships and the Issuer (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on September 29, 2009).

H.	Letter Agreement dated as of July 25, 2009 among the Issuer, Procific and each of the Stone Point Partnerships.

I.	Letter Agreement dated as of September 28, 2009 among the Issuer and each of the Stone Point Partnerships.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 2009

Trident III, L.P.

By:	Stone Point Capital LLC, as manager

	By:	/s/ David Wermuth
Name: David Wermuth
Title: Principal

Trident III Professionals Fund, L.P.

By:	Stone Point Capital LLC, as manager

	By:	/s/ David Wermuth
Name: David Wermuth
Title: Principal

Trident Capital III, L.P.

By:	DW Trident GP, LLC, a general partner

By:	/s/ David Wermuth
Name: David Wermuth
Title: Sole Member

Stone Point GP Ltd.

By:	/s/ David Wermuth
Name: David Wermuth
Title: Director

Stone Point Capital LLC

By:	/s/ David Wermuth
Name: David Wermuth
Title: Principal

SCHEDULE I

Members of Stone Point Capital LLC

Set forth below is the name and principal occupation of each of the members of Stone Point Capital LLC (“Stone Point”), each general partner of Trident Capital III, L.P. (“Trident GP”), each member of the Investment Committee of Trident GP and each director of Stone Point GP Ltd. (“Trident PF GP”).  Each of the following individuals is a United States citizen.  The business address of each officer is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Name and Office	Principal Occupation

Charles A. Davis Chief Executive Officer, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident GP Director, Trident PF GP	Private Equity Investor, Stone Point

Stephen Friedman Chairman, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident GP	Private Equity Investor, Stone Point

Meryl D. Hartzband Chief Investment Officer, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident GP Director, Trident PF GP	Private Equity Investor, Stone Point

James D. Carey Senior Principal, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident GP Director, Trident PF GP	Private Equity Investor, Stone Point

David J. Wermuth Senior Principal and General Counsel, Stone Point Director, Trident PF GP	Private Equity Investor, Stone Point

Nicholas D. Zerbib Senior Principal, Stone Point	Private Equity Investor, Stone Point